UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2013

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Press release
21 January 2013

PEARSON TRADING UPDATE

Pearson, the world's leading learning company, is today providing its regular January trading update. We will report preliminary results for 2012 on 25 February 2013.

In general, Pearson's businesses continue to face tough market conditions and structural industry change which we see continuing into 2013. The company continues to gain share in key markets and to benefit from its investments in digital services and developing economies.

Market conditions remained weak, as expected, in the key fourth-quarter selling season for higher education, consumer publishing and corporate advertising. For 2012 as a whole we expect to report good revenue growth at constant exchange rates, operating profit of approximately £935m (broadly level at CER), adjusted earnings of approximately 84p per share and cash conversion of close to 90%. The 2012 results will reflect the absence of a profit contribution from FTSE International (£20m of operating profit and 2.2p of EPS in 2011) and the impact of the radically-changed trading environment for Pearson in Practice, which led to the recent decision to plan to exit that business.

Our North American education business will report modest revenue growth at constant exchange rates, indicating another year of significant market share gains in North America. 2012 was a particularly tough year for the US educational materials industry, with net sales for the combined US School and Higher Education publishing industries declining by 11% in the first 11 months of the year, according to the AAP. Our services and digital learning revenues continued to grow rapidly and we benefited from a strong performance from recent acquisitions and tight cost control.

Our International education business will report double digit sales growth at constant exchange rates as we continued to perform well in developing markets, assessment and English Language Teaching. School publishing markets remained generally subdued as a result of macroeconomic pressure and weak government funding in developed markets. Margins will be level with 2011 as we continue to invest to build scale, particularly in developing markets.

Our Professional education business will report operating profits significantly lower than in 2011. We have achieved good growth once again in professional testing but our UK adult training business, Pearson in Practice, faced a dramatic fall in demand with changes to the apprenticeships programme. We believe this business no longer has a sustainable model and therefore recently announced that we are planning for the exit or closure of Pearson in Practice. As previously announced, the cost of closure and impairment is expected to be approximately £120m and will be reported as a loss on disposal in Pearson's 2012 statutory accounts.

The Financial Times Group will report good revenue growth for the full year, in spite of a slow fourth quarter caused by weaker advertising sales. Our digital and subscription-based revenues continued to grow well at both the FT and Mergermarket. The FT Group's full-year profits will be significantly lower than in 2011, reflecting the absence of a contribution from FTSE International following its disposal and further actions to accelerate the shift from print to digital.

Penguin benefited from a good fourth-quarter publishing performance and traded in line with our expectations in its key selling season. It will report revenues in line with 2011 at constant exchange rates in spite of rapid industry change and tough conditions in the physical book retail market. Following Pearson and Bertelsmann's announcement of their plans to combine Penguin with Random House, the two companies are seeking clearance for the proposed merger from appropriate regulatory authorities around the world. Though the timing of this process is inevitably uncertain, its completion will prompt significant restructuring as we demerge Penguin from Pearson and integrate it with Random House. We believe that the combined organisation will have a stronger platform and greater resources to invest in rich content, new digital publishing models and high-growth emerging markets.

For the full year, we expect our total interest charge to adjusted earnings to be approximately £50m (including a £12m pensions finance credit) and our effective tax rate to be around the low end of our guidance of 24-26% with our cash tax rate benefiting from the deferral of a tax payment into 2013.

Pearson generates approximately 60% of its sales in the US. The average £:$ exchange rate during 2012 was 1.59. The year end £:$ exchange rate was 1.63. A five cent move in the average £:$ exchange rate for the full year has an impact of approximately 1.4p on adjusted earnings per share.

ENDS

For more information:
Luke Swanson / Simon Mays-Smith / Charles Goldsmith                 + 44 (0)207 010 2310

Forward-looking statements:

Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated costs savings and synergies and the execution of Pearson's strategy, are forward looking statements. By their nature, forward looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward looking statements, including a number of factors outside Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in the company's publicly-filed documents. Any forward looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based.

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 21 January 2013

By: /s/ STEPHEN JONES

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Stephen Jones
Deputy Secretary